1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2005.

Aluminum Corporation of China Limited

(Translation of Registrant’s name into English)

No. 12B Fuxing Road

Haidian District, Beijing

People’s Republic of China 100814

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X             Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                       No      X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited
(Registrant)

Date January 24, 2005	By	/s/ Liu Qiang
	Name:	Liu Qiang
	Title:	Company Secretary

ALUMINUM CORPORATION OF CHINA LIMITED*

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT

ACQUISITION OF APPROXIMATELY 28% EQUITY INTERESTS

IN LANZHOU ALUMINUM

On 19 January 2005, the Company as purchaser and the Vendor entered into the Agreement, pursuant to which the Company and the Vendor have agreed to, subject to conditions, the Acquisition, that is, the acquisition by the Company of 151,851,442 state-owned legal person shares in Lanzhou Aluminum, representing approximately 28.0% of the existing total share capital of Lanzhou Aluminum, from the Vendor at a consideration of RMB767,305,336, equivalent to approximately RMB5.053 per share in the share capital of Lanzhou Aluminum.

This announcement is published in accordance with Rule 13.09 of the Listing Rules.

THE AGREEMENT

Date:	19 January 2005

Purchaser:	The Company

Vendor:	Lanzhou Aluminum Plant, which and the ultimate beneficial owner of which are Independent Third Parties

Asset to be acquired:	151,851,442 state-owned legal person shares in Lanzhou Aluminum, representing approximately 28.0% of the existing total share capital of Lanzhou Aluminum. Lanzhou Aluminum is a joint stock limited company whose A shares are listed on the Shanghai Stock Exchange

Consideration:	RMB767,305,336, equivalent to approximately RMB5.053 per share in the share capital of Lanzhou Aluminum, which is determined on the basis of the adjusted audited net asset value per share of Lanzhou Aluminum as at 30 June 2004

The Agreement was entered into between the Company as purchaser and the Vendor on 19 January 2005, pursuant to which the Company and the Vendor have agreed on the Acquisition.

The completion of the Acquisition is conditional upon the approvals to be given by the relevant administrative authorities, including the State-owned Asset Supervision and Administration Commission of the State Council and the China Securities Regulatory Commission.

The Acquisition will transfer to the Company all rights as shareholders of the shares under the Acquisition including, but not limited to, the corresponding right to share in the profit distribution of Lanzhou Aluminum, including dividends declared and bonus shares given after 31 December 2003.

Both parties to the Agreement have irrevocably agreed that if the granting of necessary approval or confirmation from the relevant government authorities and the share transfer procedures of the Acquisition are delayed by reasons of the laws or policies of the State or the decisions of the relevant government authorities or for other reasons, the consideration for the Acquisition shall not be subject to any changes or adjustments provided that the Acquisition, notwithstanding such delay, is completed before 30 June 2005. Subject to the compliance with the Listing Rules, if the Acquisition cannot be completed before 30 June 2005 for any of the reasons mentioned above, both parties shall re-determine the consideration for the Acquisition, which shall be calculated in accordance with the audited net asset value per share of Lanzhou Aluminum, as confirmed by the Vendor, as at 30 June 2005.

Upon completion of the Acquisition, the Company, which currently does not have any interest in the share capital of Lanzhou Aluminum, will hold 151,851,442 state-owned legal person shares in Lanzhou Aluminum and will become the largest shareholder of Lanzhou Aluminum. The Vendor currently holds 231,323,924 state-owned legal person shares in Lanzhou Aluminum, representing 42.65% of the existing total share capital of Lanzhou Aluminum. Immediately after completion of the Acquisition, the Vendor will continue to hold 79,472,482 state-owned legal person shares in Lanzhou Aluminum, representing approximately 14.65% of the total share capital of Lanzhou Aluminum, and will become the second largest shareholder of Lanzhou Aluminum.

REASONS FOR THE ACQUISITION

The Group is primarily engaged in the production, sales and research of alumina and primary aluminum in the PRC. The business scope of the Group includes bauxite mining, alumina refining and primary aluminum smelting. Its principal products include alumina, primary aluminum, gallium and carbon.

The Vendor is a state-owned enterprise in the PRC and is principally engaged in assets management and properties management.

The principal products produced by Lanzhou Aluminum are aluminum and aluminum fabrication. In 2003, 209,000 tonnes of aluminum and 34,000 tonnes of aluminum fabrication were produced, realizing an audited sales income of RMB2.56 billion and an audited net profit of RMB168 million, representing an earning per share of RMB0.571. Its production volume of aluminum ranked third in the aluminium industry in the PRC.

The Directors believe that the Acquisition will result in business synergy and is beneficial to the long-term development of the Group. Lanzhou Aluminum is one of the major alumina customers of the Group and the Directors believe that the Acquisition will strengthen the business relationship of the Group with Lanzhou Aluminum.

The Directors, including the independent non-executive Directors, are of the view that the Acquisition is in the interest of the Company and the terms of the Agreement are on normal commercial terms, which are fair and reasonable as far as the shareholders of the Company are concerned.

GENERAL

This announcement is published in accordance with Rule 13.09 of the Listing Rules.

As at the date of this announcement, the Board comprises four executive directors, namely Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Chen Jihua, two non-executive Directors, namely Mr. Chen Xiaozhou, Mr. Joseph C. Muscari and three independent non-executive Directors, namely Mr. Chiu Chi Cheong, Clifton, Mr.Wang Dianzuo, and Mr. Kang Yi.

DEFINITIONS

In this announcement, the following terms have the following meanings:

“Acquisition”	the transfer of 151,851,442 state-owned legal person shares in Lanzhou Aluminum by the Vendor to the Company, representing 28.0% of the existing total share capital of Lanzhou Aluminum

“Agreement”	the agreement dated 19 January 2005 entered into between the Company as purchaser and the Vendor, pursuant to which the Company and the Vendor have agreed on the Acqusition

“Board”	the board of Directors

“Company”	Aluminum Corporation of China Limited, a company incorporated in the PRC and the H shares of which are listed on the Main Board of the Stock Exchange

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Third Party(ies)”	(an) independent third party(ies) not connected with the directors, chief executive or substantial shareholders of the Company or any of its subsidiaries or their respective associates (as defined in the Listing Rules)

“Lanzhou Aluminum”	Lanzhou Aluminum Corporation Limited, which was incorporated in the PRC on 14 April 1999 and the A shares of which have been listed on the Shanghai Stock Exchange since 19 July 2000

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“PRC”	the People’s Republic of China, excluding, for the purpose of this Announcement, Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Vendor”	Lanzhou Aluminum Plant, the existing largest shareholder of Lanzhou Aluminum holding 231,323,924 state-owned legal person shares in Lanzhou Aluminum, representing 42.65% of the existing total share capital of Lanzhou Aluminum

“RMB”	Renminbi, the lawful currency of the PRC

“%”	per cent.

Made by the order of the Board, the Directors of which individually and jointly accept responsibility for the accuracy of this announcement.

By order of the Board of Directors

Aluminum Corporation of China Limited

Liu Qiang

Company Secretary

21 January 2005

*	For identification only